February 26, 2016
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn: Ethan Horowitz, Accounting Branch Chief
Office of Natural Resources

Re:    Parker Drilling Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
Supplemental Response dated January 21, 2016
File No. 001-07573

Ladies and Gentlemen:
Set forth below are the responses of Parker Drilling Company, a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 12, 2016 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 filed with the Commission on February 25, 2015 (the “Form 10-K”) and the Supplemental Response dated January 21, 2016 (the “Supplemental Response”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013, page 24

Income Tax Expense, page 28

1.
It does not appear that the draft disclosure in response to prior comment 3 provides sufficient information regarding the impact of foreign taxes. Please revise to provide additional detail explaining how income tax expense is affected by the material foreign jurisdictions in which you operate.

Response:
The Company acknowledges the Staff’s comment. Please see below for income tax expense discussion that was included in the Company’s Form 10-K for the year ended December 31, 2015 (“2015 10-K”), filed on February 24, 2016.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014
Income tax expense
Income tax expense was $22.3 million on a pre-tax loss of $72.0 million for the year ended December 31, 2015, compared with $24.1 million on pretax income of $48.5 million for the year ended December 31, 2014. Our effective tax rate was negative 31.0 percent for the year ended December 31, 2015, compared with 49.6 percent for the year ended December 31, 2014. Income tax expense and our annual effective tax rate are primarily affected by recurring items, such as the relative amounts of income or loss we earn in tax paying and non-tax paying jurisdictions, the statutory tax rates applied in the jurisdictions where the income or losses are earned, and our ability to receive tax benefits for losses incurred. It is also affected by discrete items, such as return-to-accrual adjustments and changes in valuation allowances, and changes in reserves for uncertain tax positions, which may occur in any given year but are not consistent from year to year.
Despite the pre-tax loss for the year ended December 31, 2015, we recognized income tax expense as a result of a change in valuation allowance of $40.6 million primarily on U.S. foreign tax credits of $32.4 million and certain foreign net operating losses of $8.2 million. We established the valuation allowance based on the weight of available evidence, both positive and negative, including results of recent and current operations and our estimates of future taxable income or loss by jurisdiction in which we operate. In order to determine the amount of deferred tax assets or liabilities, as well as the valuation allowances, we must make estimates and assumptions regarding future taxable income, where rigs will be deployed and other business considerations. Changes in these estimates and assumptions, including changes in tax laws and other changes impacting our ability to recognize the underlying deferred tax assets, could require us to adjust the valuation allowances.
We are a U.S. based company that operates internationally through various branches and subsidiaries. Accordingly, our worldwide income tax provision includes the impact of income tax rates and foreign tax laws in the jurisdictions in which our operations are conducted and income is earned. We reported tax benefits for foreign statutory rates different than our U.S. statutory rate of $2.7 million and $3.4 million and tax expense of $16.0 million and $11.2 million for the impact of foreign tax laws in effect for the years ended December 31, 2015 and December 31, 2014, respectively. Differences between the U.S. and foreign tax rates and laws have a significant impact in Colombia, Iraq, Kazakhstan, Mexico, Russia, United Arab Emirates and the United Kingdom.
Certain tax payments to foreign jurisdictions are available as credits to reduce tax expense in the U.S. and other foreign jurisdictions. We reported tax benefits for foreign tax credits of $5.6 million and $3.0 million for the years ended December 31, 2015 and December 31, 2014, respectively, which are driven primarily by our operations in Kazakhstan. See Note 6 - Income Taxes in Item 8. Financial Statements and Supplementary Data for further discussion.
Year Ended December 31, 2014 Compared with Year Ended December 31, 2013
Income tax expense
Income tax expense was $24.1 million on pre-tax income of $48.5 million for the year ended December 31, 2014, compared with income tax expense of $25.6 million on pre-tax income of $52.8 million for the year ended December 31, 2013. Our effective tax rate was 49.6 percent for the year ended December 31, 2014, compared with 48.5 percent for the year ended December 31, 2013. Income tax expense and our annual effective tax rate are primarily affected by recurring items, such as the relative amounts of income or loss we earn in domestic and foreign jurisdictions, the statutory tax rates applied in the jurisdictions where the income or losses are earned, and our ability to receive tax benefits for losses incurred. It is also affected by discrete items, such as return-to-accrual adjustments and changes in valuation allowances, and changes in reserves for uncertain tax positions, which may occur in any given year but are not consistent from year to year.
We are a U.S. based company that operates internationally through various branches and subsidiaries. Accordingly, our worldwide income tax provision includes the impact of income tax rates and foreign tax laws in the jurisdictions in which our operations are conducted and income is earned. We reported tax benefits for foreign statutory rates different than our U.S. statutory rate of $(3.4) million and $(8.9) million and tax expense of $11.2 million and $12.5 million for the impact of foreign tax laws in effect for the years ended December 31, 2014 and December 31, 2013, respectively. Differences between the U.S. and foreign tax rates and laws have a significant impact in Colombia, Iraq, Kazakhstan, Mexico, Russia, United Arab Emirates and the United Kingdom.
Certain tax payments to foreign jurisdictions are available as credits to reduce tax expense in the U.S. and other foreign jurisdictions. We reported tax benefits for foreign tax credits of $(3.0) million and $(1.5) million for the years ended December 31, 2014 and December 31, 2013, respectively, which are driven primarily by our operations in Kazakhstan.
See Note 6 - Income Taxes in Item 8. Financial Statements and Supplementary Data for further discussion.
Notes to the Consolidated Financial Statements
Note 12 - Reportable Segments, page 65

2.
Your response to prior comment 5 states that you have not provided disclosure pursuant to FASB ASC 280-10-50-40 because your segment presentation is based on the use and markets for your products and services. However, it appears that additional disclosure should be provided based on distinctions in the products and services within your operating segments. For example, you distinguish between land drilling services and barge drilling services on your website. As another example, we note that certain of your drilling business units offer both drilling services and operations and maintenance contracts. Separately, please note that information about geographic areas pursuant to FASB ASC 280-10-50-41 should be provided by country.

Response:
In response to the Staff’s comment, the 2015 10-K includes the following disclosure in Note 12 - Reportable Segments to the consolidated financial statements:
Our business is comprised of two business lines: (1) Drilling Services and (2) Rental Tools Services. We report our Rental Tools Services business as one reportable segment (Rental Tools) and report our Drilling Services business as two reportable segments: (1) U.S. (Lower 48) Drilling and (2) International & Alaska Drilling. Within the three reportable segments, we have aggregated our U.S. and international rental tools business units under Rental Tools, one business unit under U.S. (Lower 48) Drilling, and our Arctic, Eastern Hemisphere and Latin America business units under International & Alaska Drilling for a total of six business units. The Company has aggregated each of its business units in one of the three reporting segments based on the guidelines of ASC Topic 280, “Segment Reporting” (“ASC Topic 280”). We eliminate inter-segment revenue and expenses. We disclose revenue under the three reportable segments based on the similarity of the use and markets for the groups of products and services within each segment.
Our Drilling Services Business
In our Drilling Services business, we drill oil and gas wells for customers in both the U.S. and international markets. We provide this service with both Company-owned rigs and customer-owned rigs. We refer to the provision of drilling services with customer owned rigs as our operations and maintenance (O&M) service in which operators own their own drilling rigs but choose Parker Drilling to operate and maintain the rigs for them. The nature and scope of activities involved in drilling an oil and gas well is similar whether it is drilled with a Company-owned rig (as part of a traditional drilling contract) or a customer-owned rig (as part of an O&M contract). In addition, we provide project related services, such as engineering, procurement, project management and commissioning of customer owned drilling facility projects.
U.S. (Lower 48) Drilling
Our U.S. (Lower 48) Drilling segment provides drilling services with our Gulf of Mexico (GOM) barge drilling rig fleet and through U.S. (Lower 48) based O&M services. Our GOM barge drilling fleet operates barge rigs that drill for oil and natural gas in shallow waters in and along the inland waterways and coasts of Louisiana, Alabama and Texas. The majority of these wells are drilled in shallow water depths ranging from 6 to 12 feet. Our rigs are suitable for a variety of drilling programs from inland coastal waters, requiring shallow draft barges, to open water drilling on both state and federal water projects requiring more robust hull depth capabilities. The barge drilling industry in the GOM is characterized by cyclical activity where utilization and dayrates are typically driven by oil and gas prices and our customers’ access to project financing. Contract terms tend to be well-to-well or multi-well programs, most commonly ranging from 45 to 150 days.
International & Alaska Drilling
Our International & Alaska Drilling segment provides drilling services, with Company-owned rigs as well as through O&M contracts, and project-related services. The drilling markets in which this segment operates have one or more of the following characteristics:

•	customers that typically are major, independent or national oil and natural gas companies or integrated service providers;

•	drilling programs in remote locations with little infrastructure requiring a large inventory of spare parts and other ancillary equipment and self-supported service capabilities;

•
complex wells and/or harsh environments (such as high pressures, deep depths, hazardous or geologically challenging conditions and sensitive environments) requiring specialized equipment and considerable experience to drill; and

•	drilling and O&M contracts that generally cover periods of one year or more
Our Rental Tools Services Business
Our Rental Tools segment provides premium rental equipment and services to exploration and production (E&P) companies, drilling contractors and service companies on land and offshore in the United States (U.S.) and select international markets. Tools we provide include standard and heavy-weight drill pipe, tubing, pressure control equipment, including blow-out preventers (BOPs), drill collars and more. We also provide well construction services which include tubular running services and downhole tools, and well intervention services, which include whipstock, fishing products and related services, as well as inspection and machine shop support. Our largest single market for rental tools is U.S. land drilling. Generally, rental tools are used for only a portion of a well drilling program and are usually rented on a daily or monthly basis.
With regard to FASB ASC 280-10-50-41, for 2015, 2014, and 2013, we did not generate external revenues in excess of 10% of consolidated revenues for any individual country in which we operate, with the exception of the U.S. and Russia. Additionally, as of December 31, 2015, 2014, and 2013, other than the U.S., no single country has long-lived assets in excess of 10% of our total long-lived assets. To the extent that an individual foreign country is not material using our 10% threshold we aggregate the foreign countries that are in the same geographic region. Note 12 to our consolidated financial statements included in the 2015 Form 10-K includes external revenues and long-lived assets attributable to both the U.S. and Russia.

3.
Your response to prior comment 6 states that the operating gross margins of your U.S. and international rental tools operations are not consistent. Tell us whether operating gross margin is the primary measure used to evaluate the performance of your rental tools business and explain in greater detail the factors that caused historical differences in gross margins between your U.S. and international rental tools operations. Please also provide quantitative information supporting your statement that gross margins will converge based on your 5-year business plan compared to historical results and describe the actions taken by management to achieve convergence. With your response, identify the foreign countries where you have operations and explain how factors such as differences in market conditions and potential disruptions in key international locations affect the performance indicators used to evaluate your rental tools operations.

Response:
Operating gross margin, excluding depreciation and amortization (gross margin) is one of the primary measures used by the Company to evaluate the performance of our rental tools business. We define gross margin as revenues less direct operating expenses, excluding depreciation and amortization expense.
The historic differences in gross margins between our U.S. and international rental tools operations is primarily due to the Company’s acquisition of International Tubular Services (ITS) April 2013 (the Acquisition). The Company purchased ITS out of bankruptcy and its gross margins at the time were lower than the level our rental tools business has historically earned in the U.S. Several factors contributed to the lower gross margins, including:

•	Poor management and leadership of the organization;

•	High and inefficient cost structure

•	Operating locations that were either unprofitable or generating low gross margins

•	Poor financial and operating systems

◦	9 different financial systems supported by many manual processes
◦No single platform for asset/inventory tracking and operational reporting
Since the Acquisition, management has taken a number of key actions to improve the performance of the international rental tools business, including:

•	Improved and streamlined the management team

◦
Hired a new Vice President of International Rental Tools, Abdou Djendou, in the 2014 third quarter. Mr. Djendou came to Parker after a long career with Schlumberger having served as vice president of Schlumberger’s Drilling Tools & Remedial operations in the Middle East and Asia (MEA) where he was responsible for developing and implementing the company’s long-term growth strategy in the region.

◦
Consolidated key management positions resulting in a decrease from approximately 30 to 20 positions with approximately 14 of the surviving positions being filled by experienced new hires or high potential, internal promotions.

•	Improved efficiency of cost structure

◦	Reduced headcount by approximately 25%

◦	Reduced operating expenses by approximately 15%

◦	Consolidated select international rental tool and drilling facilities

◦	Closed select unprofitable / low margin operating locations with plans to close more in the future

◦	Integrated ITS procurement with Parker’s centralized procurement function in order to leverage the Company’s consolidated pricing power with vendors

•
Implementing Oracle E-Business Suite (EBS), the same enterprise resource planning (ERP) system used by the drilling business, in conjunction with a consolidated platform for tracking assets/inventory, which is expected to result in both cost and process efficiencies as well as improved business transparency.

The Company is supplementally and on a confidential basis providing the Staff with the historical and planned (based on a five-year business plan) gross margins for our U.S. and international rental tools operations. This supplemental information is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with such Rule, the Company hereby requests that such materials be destroyed promptly following completion of the Staff’s review thereof. By separate letter, the Company has requested confidential treatment of the supplemental information pursuant to the provisions of 17 C.F.R. § 200.83. As noted in such information, margins for the international rental tools business declined sharply for the year ended December 31, 2014. This decline was primarily driven by market disruptions in Iraq resulting from the ISIS conflict and delayed development in Mexico as a result of energy reform.
While our efforts to improve the gross margin of our international rentals operations have been slowed by the sharp decrease in global oil prices and E&P spending, management’s actions are having a positive impact. For example, for the year ended December 31, 2015, although international revenues were down approximately 16% compared with the year ended December 31, 2014 due to low oil prices, gross margin as a percent of revenue was up slightly at 16% for 2015 compared with 15% for 2014. Going forward, we expect the gross margin of our international rentals operations to improve further as market conditions improve and management executes its growth strategy.

Variations in market conditions can also impact gross margins for both our U.S. and international rental tools businesses. Example conditions that can vary between markets include:

•	Level of supply / demand for rental tools

•	Level and nature of competition

•	Logistics costs

•	Availability of a qualified and trained workforce

•	Market disruptions like those described above

•	Changes in exploration and production (E&P) spending
We would also like to note that consistent with our prior response to the staff, the majority of tools and services are interchangeable between U.S. and international rental tools operations, as they have similar opportunities for growth and end uses, are broadly interchangeable geographically and have overlapping markets, as evidenced by current sub-rentals between the two operating segments. Additionally, Management intends to bring both the U.S. and international rental tools businesses under one global rental tools leader at some point in the future. These factors, along with the improvements being made by the international rental tools business, are expected to further align the segment operating model and support a convergence of margins.
The Rental Tools segment has significant1 operations in the following foreign countries:
•Colombia
•India
•Iraq
•Mexico
•Saudi Arabia
•Singapore
•The Netherlands
•Trinidad
•United Arab Emirates (UAE)
•United Kingdom
1 Significant = countries with operations that generated >$250K (absolute value) in gross margin for the year ended December 31, 2015.

4.
In response to prior comment 6, you state that drilling rigs within the operating segments that make up your International and Alaska Drilling reportable segment earn a wide range of rig dayrates and operating gross margins. However, the extent to which variations are due to macro market conditions, local market factors, or other causes is not clear from your response. Tell us more about the similarities and differences in dayrates and gross margins by operating segment and explain how contract terms differ between the foreign countries in which you primarily operate. Your response should explain how you evaluate differences in key performance indicators for disparate contract opportunities (e.g., an arctic-class barge rig operating in the Caspian Sea compared to a land rig operating in Colombia). Also, please provide us with a list of rigs by type (i.e., land rigs, intermediate barge rigs, and deep barge rigs) within each operating segment including information regarding current dayrates and gross margins.
Response:
As discussed in our prior response, rig dayrates and gross margins within our International and Alaska reporting segment can vary both across operating segments and within an operating segment due to multiple factors. The Company is supplementally and on a confidential basis providing the Staff with the information about the historic dayrates and gross margins by rig and operating segment as well as the median dayrate and gross margins for the reportable segment. This supplemental information is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with such Rule, the Company hereby requests that such materials be destroyed promptly following completion of the Staff’s review thereof. By separate letter, the Company has requested confidential treatment of the supplemental information pursuant to the provisions of 17 C.F.R. § 200.83.
In our drilling business, the standard components of a drilling contract are typically similar regardless of a rig’s operating location. In addition, the Company has a standard set of drilling contract terms and conditions (T&C’s) we strive to achieve across all our drilling contracts. While we endeavor to achieve these standard T&C’s, each contract is individually negotiated and the final agreed T&C’s will differ due to specific customer requirements plus local market ‘norms’ and operating conditions. The dayrates and gross margin we earn reflect, among other factors, the costs required to satisfy the contractual T&C’s and the level of risk we assume. Examples of contractual T&C’s that can differ from country to country or customer to customer include:

•	Contract durations

•	Level of required local content (e.g. local workforce, local materials);

•	Fuel costs (e.g. who is responsible for the cost);

•	Mobilization and demobilization costs;

•	Nature of early termination penalties;

•	Level of required inventory/critical spares;

•	Transportation and logistics - (e.g. who covers what costs);

•	Provision of ancillary services (e.g. catering; purchasing);

•	Nature of indemnity provisions; and

•	Insurance requirements
The Company has defined procedures governing the drilling contract tender and management processes in our Integrated Management System (IMS) that is applied globally. In addition, the Company uses a standard bid/tender model to evaluate drilling opportunities across each of the Eastern Hemisphere, Latin America, and Arctic operating segments. Each bid model, regardless of which operating segment it is prepared by, is reviewed by a centralized corporate function to ensure consistency of preparation and accurate financial analysis.
When evaluating disparate contract opportunities, management review the key performance indicators (KPI’s) for each opportunity to assess whether they fall within a target range and appropriately account for all risks. For example, if an opportunity is higher risk, we may require KPI results in excess of our target range. Similarly, if we are pursuing an opportunity with a new, important customer or in a new, strategic market, we may accept KPI results below our target range to win that first job. We will also consider the capital requirements associated with a new contract opportunity. Depending on capital constraints, we may favor an opportunity with slightly lower KPI results if it requires less upfront capital to fund customer required rig modifications.
See below for a list of rigs by type within each operating segment included in the International & Alaska reportable segment:

Name	Type(1)	Year entered into service/ upgraded	Drilling depth rating (in feet)	Location

International & Alaska Drilling
Eastern Hemisphere
Rig 231	L	1981/1997	13,000	Indonesia
Rig 253	L	1982/1996	15,000	Indonesia
Rig 226	HH	1989/2010	18,000	Papua New Guinea
Rig 107	L	1983/2009	15,000	Kazakhstan
Rig 216	L	2001/2009	25,000	Kazakhstan
Rig 249	L	2000/2009	25,000	Kazakhstan
Rig 257	B	1999/2010	30,000	Kazakhstan
Rig 258	L	2001/2009	25,000	Kazakhstan
Rig 247	L	1981/2008	18,000	Iraq, Kurdistan Region
Rig 269	L	2008	21,000	Iraq, Kurdistan Region
Rig 265	L	2007	20,000	Iraq, Kurdistan Region
Rig 264	L	2007	20,000	Tunisia
Rig 270	L	2011	21,000	Russia
Latin America
Rig 271	L	1982/2009	30,000	Colombia
Rig 266	L	2008	20,000	Guatemala
Rig 122	L	1980/2008	18,000	Mexico
Rig 165	L	1978/2007	30,000	Mexico
Rig 221	L	1982/2007	30,000	Mexico
Rig 256	L	1978/2007	25,000	Mexico
Rig 267	L	2008	20,000	Mexico
Alaska
Rig 272	L	2013	18,000	Alaska
Rig 273	L	2012	18,000	Alaska
(1) Type is defined as: L — land rig; B — barge rig; HH — heli-hoist land rig.

5.
We note that you have concluded that your technical services business does not qualify as an operating segment. Please tell us how your technical services business is reported for purposes of your reportable segment presentation.

Response:
Technical Services is considered a support service of the Drilling business. Concurrent with the change in our segments, technical services is now referred to as project-related services within our public filings. Project-related services include activities such as engineering, procurement, project management and commissioning of customer-owned drilling facility projects. Results of operations for our current project-related services activities are reported in our International and Alaska Drilling Segment as the services performed benefit that segment.

6.	Please provide us with your most recent analysis of the quantitative thresholds per FASB ASC 280-10-50-12.
Response:
The Company is supplementally and on a confidential basis providing the Staff with our analysis of quantitative thresholds per FASB ASC 280-10-50-12. This supplemental information is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with such Rule, the Company hereby requests that such materials be destroyed promptly following completion of the Staff’s review thereof. By separate letter, the Company has requested confidential treatment of the supplemental information pursuant to the provisions of 17 C.F.R. § 200.83.

7.
As requested in prior comment 6, expand your disclosure to describe the factors used to identify your reportable segments. Your revised disclosure should explain your basis for organization and should state that operating segments have been aggregated. Refer to FASB ASC 280-10-50-21.

Response:
We respectfully direct the Staff to our response to question No. 2 above.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing response or require further information, please contact the undersigned at (281) 406-2000 or Kelly B. Rose of Baker Botts L.L.P. at (713) 229-1796.

Very truly yours,

PARKER DRILLING COMPANY

By:    /s/ Christopher T. Weber
Christopher T. Weber
Senior Vice President and Chief Financial Officer

cc:    Wei Lu, Securities and Exchange Commission
Jon-Al Duplantier, Parker Drilling Company
Kelly B. Rose, Baker Botts L.L.P.